                                                                    EXHIBIT 99.1

RELEASE                                                     [DEUTSCHE BANK LOGO]

DEUTSCHE BANK REPORTS PRE-TAX PROFIT OF (EURO) 6.4 BILLION, UP 58% FOR FULL YEAR 2005

      - Pre-tax return on equity, per target definition, of 26% for full year

      -     Full-year net income of (euro) 3.8 billion, up 53%

      - Fourth quarter pre-tax profit of (euro) 1.3 billion, up 327%; net income of (euro) 741 million, up 280%

      -     Recommended dividend of (euro) 2.50 per share, up 80 cents or 47%

      - Further share buybacks of 13.6 million shares during fourth quarter; cancellation of 40 million treasury shares

FRANKFURT AM MAIN, 2 February 2006 - Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported income before income taxes for the fourth quarter 2005 of (euro)
1.3 billion, after restructuring expenses of (euro) 327 million and provisions of (euro) 203 million for real estate fund investor compensation. For the fourth quarter 2004, income before income taxes was (euro) 301 million after charges of
(euro) 574 million related to restructuring and other efficiency measures. For the full year 2005, income before income taxes rose by 58% to (euro) 6.4 billion.

Net income for the fourth quarter rose by 280% to (euro) 741 million and for the full year by 53% to (euro) 3.8 billion. Diluted earnings per share for the fourth quarter were (euro) 1.44, up 289% versus the prior year period. For the full year 2005, diluted earnings per share were (euro) 7.45, up 64% versus 2004. Pre-tax return on average active equity, before restructuring expenses and gains from the sale of shares in DaimlerChrysler AG, was 19% for the fourth quarter and 26% for the full year 2005. This compares to Deutsche Bank's publicly-stated target for the full year 2005 of 25%.

Josef Ackermann, Chief Executive Officer, said: "Deutsche Bank achieved a truly outstanding result in 2005, with record performances in both the Corporate and Investment Bank and in Private Clients and Asset Management. We reached our financial target thanks to continued revenue growth in key businesses, strict control of costs, risks, and capital, and a rigorous focus on core business lines."

He added: "We have invested in growth businesses and regions during 2005 and will continue to do so. Our objective now is to sustain, over the cycle, this level of pre-tax return on equity and double-digit earnings per share growth."

RESULTS AT A GLANCE in (euro) billion, unless specified

                                  4th quarter                               Full year
                                      2005         2004             +/-         2005            2004          +/-
Net revenues                             6.5           5.3           23%          25.6           21.9        17%

Income before income taxes               1.3           0.3          327%           6.4            4.0        58%

Net income                               0.7           0.2          280%           3.8            2.5        53%

Diluted EPS                       (euro)1.44    (euro)0.37          289%    (euro)7.45     (euro)4.53        64%

Pre-tax return on average active
equity*                                   19%           11%                         26%            16%

--------
* For 2004 based on underlying definition; for 2005 based on target definition (4Q2005 underlying is 20%; full year 2005 underlying is 25%)

GROUP HIGHLIGHTS

Net revenues for the fourth quarter were (euro) 6.5 billion, up 23% versus the fourth quarter 2004. Revenues in Sales and Trading (Debt and other products) rose 10% to (euro) 1.5 billion, while revenues in Sales and Trading (Equity) rose 14% to (euro) 866 million, boosted by strong year-on-year growth in Equity Derivatives. Fourth quarter revenues in Origination were up 23% to (euro) 442 million, and revenues in Advisory rose 22% to (euro) 197 million, the best revenues for eight quarters in both products. Fourth quarter revenues in Private Clients and Asset Management (PCAM) were up 14% to (euro) 2.3 billion, driven predominantly by revenue growth of 27% in Asset and Wealth Management. Gains from the sale of shares in DaimlerChrysler AG contributed (euro) 330 million to fourth quarter revenues. For the full year 2005, Group net revenues rose 17% to
(euro) 25.6 billion.

Provision for credit losses, which includes provisions for both loan losses and off-balance sheet exposures (the latter reported in noninterest expenses), was
(euro) 98 million for the fourth quarter 2005, up slightly from (euro) 91 million in the third quarter and compared to (euro) 24 million in the fourth quarter 2004. The slight increase over the third quarter partly reflects the implementation of the Group's strategy of expanding its consumer lending business within Private and Business Clients. For the full year 2005, provisions for credit losses were (euro) 350 million, up 14% versus 2004, but substantially below expected loss levels. Problem loans at the end of the fourth quarter were
(euro) 3.9 billion, down from (euro) 4.3 billion at the end of the third quarter. The ratio of problem loans to total loans fell to 2.5%, compared to 2.9% at the end of the third quarter, the lowest level for five years. The ratio of loan loss allowances to problem loans improved to 50%, from 49% at the end of the third quarter. This development reflects the quality of the loan book, tight credit risk management, and the positive results of workout processes as well as the overall benign credit environment.

Noninterest expenses for the quarter were (euro) 5.1 billion, up 3% versus the fourth quarter 2004. Restructuring expenses were (euro) 327 million in the fourth quarter 2005. Noninterest expenses also included a provision of (euro) 203 million for real estate fund investor compensation. This provision is subject to adjustment based on final reappraisals of fund properties currently in process. For the full year 2005, noninterest expenses were (euro) 18.9 billion, up 8% versus the full year 2004. The operating cost base, which excludes restructuring expenses and other items, was (euro) 4.6 billion, up 4% versus the fourth quarter 2004. Within the operating cost base, compensation costs of (euro) 2.6 billion were essentially unchanged from the fourth quarter 2004, reflecting investment in growth businesses and performance related compensation for strong business results, offset by savings from the Business Realignment Program. Non-compensation operating costs for the fourth quarter were (euro) 2.0 billion, up 8% versus the fourth quarter 2004, and up (euro) 242 million versus the end of the third quarter, principally reflecting increased business activity, higher expenses related to specific transactions and higher volume driven processing expenses.

Income before income taxes for the quarter was (euro) 1.3 billion, up 327% versus the fourth quarter 2004, after restructuring expenses of (euro) 327 million and the aforementioned provision of (euro) 203 million related to the compensation of real estate fund investors. Gains on the sale of shares in DaimlerChrysler AG contributed (euro) 330 million in the fourth quarter. For the full year 2005 income before income taxes was (euro) 6.4 billion, up 58% versus 2004, after full-year restructuring expenses of (euro) 767 million and gains on the sale of shares in DaimlerChrysler AG of (euro) 666 million. Reported pre-tax return on average active equity was 19% for the quarter, compared to 5% in the fourth quarter 2004, and 25% for the full year 2005 compared to 16% in 2004. Excluding restructuring expenses and gains on the sale of shares in DaimlerChrysler AG, pre-tax return on average active equity was 19% for the fourth quarter 2005 and 26% for the full year 2005. The Group thus successfully delivered on its published financial target of 25% for 2005.

Net income for the fourth quarter was (euro) 741 million, up 280% versus the fourth quarter 2004. For the full year 2005, net income was (euro) 3.8 billion, up 53% versus 2004. Excluding the tax reversal of (euro) 544 million in 2005 and
(euro) 120 million in 2004, the full-year net income was up 67% versus 2004.

The effective tax rate, excluding the tax reversal and excluding the reversal related tax-free capital gains, was 33.7% in the fourth quarter versus 35.0% in the fourth quarter 2004. For the full year 2005 the effective tax rate was 35.8% versus 36.9% in 2004. The stated effective tax rate was 42.3% in the fourth quarter and 40.5% for the full year versus 35.2% and 38.6% in 2004.

Diluted earnings per share for the fourth quarter were (euro) 1.44, up 289% versus the fourth quarter 2004. In the full year 2005, diluted earnings per share were (euro) 7.45, up 64% versus 2004.

The Tier 1 capital ratio at the end of the fourth quarter was 8.8%, up from 8.6% at the end of the fourth quarter 2004, and thus remained at the upper end of the Bank's target range of 8-9%. Net capital formation remained positive even after continued share buybacks, higher dividend accruals, and an increase in risk-weighted assets of (euro) 34 billion in 2005. Net asset value per share increased by 22% to (euro) 59.36. During the fourth quarter, the Bank repurchased 13.6 million shares for a total consideration of (euro) 1.1 billion. The Bank also announced the decision to cancel 40 million shares, or 7.2% of shares issued, which have been repurchased within the Bank's share buyback programs.

The Business Realignment Program (BRP) continued to make progress during the quarter. The majority of BRP-related restructuring measures have now been completed, with the remainder to be completed during 2006 as originally scheduled. By the end of 2005, the BRP had contributed cost savings with an annualised run-rate impact of (euro) 0.9 billion. The original targets for cost savings related to the BRP, of annualised run-rate savings of (euro) 1.1 billion on completion, were re-affirmed.

BUSINESS SEGMENT REVIEW

CORPORATE AND INVESTMENT BANK GROUP DIVISION

For the Corporate and Investment Bank (CIB), underlying pre-tax profit was
(euro) 985 million in the fourth quarter, up 74%, or (euro) 419 million, versus the fourth quarter 2004. Underlying revenues were (euro) 3.7 billion, up 16% or
(euro) 523 million versus the fourth quarter 2004. For the full year 2005, underlying revenues were (euro) 15.9 billion, up 19% versus 2004, and underlying pre-tax profit was (euro) 4.8 billion, up 57%. The improvement was driven by revenue growth across most business units, together with continued tight cost management, with the year-on-year increase of 8% in the operating cost base driven by performance-related compensation.

CORPORATE BANKING & SECURITIES (CB&S)

Revenues from Sales and Trading (Debt and other products) were (euro) 1.5 billion in the fourth quarter, up 10% or (euro) 139 million versus the fourth quarter 2004. For the full year, revenues were a record (euro) 7.3 billion, up 16% or (euro) 1.0 billion versus 2004.

Revenues from Sales and Trading (Equity) totalled (euro) 866 million in the fourth quarter, up 14% or (euro) 107 million versus the fourth quarter 2004. For the full year, revenues were (euro) 3.3 billion, up 33% or (euro) 823 million versus 2004.

Improved earnings in CIB's Debt and Equity franchises, in both the quarter and the full year, reflected sustained leadership in high-value structured products in commodity, credit, equity and interest rate derivatives and securitised products. Customer demand for these products remained robust throughout the year. Equity derivatives in particular showed substantial growth, benefiting from synergies arising from closer integration with the institutional fixed income salesforce.

Margin compression remained a significant factor in the performance of more mature `flow' businesses such as foreign exchange, money markets and cash equities. In most of these businesses, CIB nonetheless succeeded in making modest earnings gains by growing market share. In cash equities, however, difficult conditions in program trading marginally reduced overall performance versus 2004.

Market conditions presented a number of attractive proprietary trading opportunities throughout the year. CIB took selective advantage of these opportunities, while remaining committed to a customer-centric business model. These opportunities, together with the re-engineering of the equities proprietary trading unit at the beginning of the year, resulted in strong gains versus 2004.

Revenues from Origination and Advisory were (euro) 639 million in the fourth quarter, up 23% compared to the fourth quarter 2004. Full year revenues were
(euro) 2.3 billion, up 19% or (euro) 366 million versus 2004. Equity Origination increased market share in both the U.S. and Europe, and regained the no.1 position in European equity/equity-linked issuance as measured by fees according to Dealogic. High-yield issuance rose to the global no.1 position in the fee league table in 2005 according to Dealogic, and Deutsche Bank acted as bookrunner on the three largest leveraged buyouts of 2005 in the North American market. In Advisory, the mergers and acquisitions environment continued to gain momentum throughout the year, with a particularly strong fourth quarter, and Deutsche Bank improved its fee league table position in 2005 as a result of market share gains in the US and Europe. Deutsche Bank ranked no. 8 globally as an M&A advisor, as measured by fees according to Dealogic compared to no. 10 in 2004. In Europe, Deutsche Bank advised on eleven of the twenty largest transactions of the year.

Revenues from Loan Products were (euro) 323 million for the fourth quarter, up by 19% versus the fourth quarter 2004. For the full year, revenues were (euro)
1.3 billion, up 10% versus 2004. The main driver across both these periods was an increase in mark-to-market gains on credit default swaps used to hedge the Bank's investment grade loan exposure. Whilst credit spreads tended to tighten, reflective of the continuing overall benign credit environment, the credit spreads that particularly impacted CIB's hedge portfolio widened.

CB&S recorded provision for credit losses of (euro) 18 million in the fourth quarter 2005 compared to a net release of (euro) 80 million in the fourth quarter 2004, which reflected a release following the restructuring of a previously impaired loan. The fourth quarter remained at the very low levels achieved in the first three quarters of 2005. For the full year, provision for credit losses remained low at (euro) 28 million, compared to (euro) 14 million in 2004 reflecting the continued benign credit environment and tight credit discipline.

The operating cost base in CB&S was (euro) 2.4 billion in the fourth quarter 2005, a 1% increase over the same period last year. For the full year, the operating cost base was up 11% to (euro) 9.7 billion, driven by an increase in performance-related compensation consistent with improved operating results. Noninterest expenses in the fourth quarter included (euro) 139 million restructuring charges representing its share of the Business Realignment Program.

Underlying pre-tax profit was (euro) 854 million in the quarter, up 63% versus the fourth quarter 2004. For the full year 2005, underlying pre-tax profit increased by 53% to (euro) 4.2 billion.

GLOBAL TRANSACTION BANKING (GTB)

Underlying revenues were (euro) 513 million in the fourth quarter, up 15% or
(euro) 65 million versus the fourth quarter 2004. Trust and Securities Services increased revenues significantly through new business and expanded its lead as the no.1 trustee for U.S.

asset-backed securities and mortgage-backed securities. Cash Management earned higher interest revenues across all customer segments whilst Trade Finance increased its revenues due to Structured Export Finance deals in Europe. For the full year, underlying revenues were (euro) 2.0 billion, an increase of 6% compared to 2004.

GTB recorded a net release of (euro) 19 million in provision for credit losses in the fourth quarter 2005 compared to charges for credit losses of (euro) 23 million in the fourth quarter 2004. For the full year, provision for credit losses amounted to a net release of (euro) 18 million in 2005, compared to a charge of (euro) 11 million for 2004 in the context of the benign credit conditions referred to above.

GTB's operating cost base in the fourth quarter was (euro) 400 million, a 5% increase over the same period last year. For the full year, the operating cost base was (euro) 1.4 billion, down 8% or (euro) 131 million versus 2004, reflecting ongoing gains in cost efficiency and non-recurrence of costs related to the disposal of the GSS business, partially offset by an increase in performance-related compensation consistent with improved operating results. Noninterest expenses in the fourth quarter 2005 included (euro) 55 million restructuring charges representing GTB's share of the Business Realignment Program.

Underlying pre-tax profit was (euro) 132 million in the quarter, up 210% versus the fourth quarter 2004. For the full year, underlying pre-tax profit almost doubled from (euro) 277 million in 2004 to (euro) 544 million in 2005.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

For Private Clients and Asset Management (PCAM), underlying revenues were (euro)
2.3 billion in the fourth quarter, up 12% or (euro) 251 million versus the fourth quarter 2004. Provision for credit losses were (euro) 99 million, up 26% or (euro) 21 million, and the operating cost base was (euro) 1.7 billion, up 3% or (euro) 51 million versus the fourth quarter 2004. As a result, underlying pre-tax profit was (euro) 513 million, up 41% versus the fourth quarter 2004. Income before income taxes, which additionally reflected restructuring charges of (euro) 132 million and net gains of (euro) 41 million from the disposal of businesses, was (euro) 421 million in the fourth quarter, up 62% or (euro) 162 million versus the fourth quarter 2004.

For the full year, PCAM's underlying pre-tax profit was (euro) 1.8 billion, up 17% or (euro) 255 million versus 2004. Income before income taxes increased in 2005 to (euro) 1.5 billion, up 8% or (euro) 107 million versus 2004.

PCAM's invested assets attributable to the continued businesses grew by (euro) 10 billion to (euro) 866 billion during the fourth quarter 2005. The increase reflected net new assets of (euro) 5 billion in the Private Wealth Management Business Division (PWM) as well as market appreciation and favorable foreign exchange rate developments of (euro) 12 billion. Partly offsetting these factors were net outflows of (euro) 7 billion in the continued Asset Management Business Division (AM), mainly in lower margin cash, insurance and fixed income products.

During the fourth quarter, AM continued to make progress with its turnaround strategy. The second and final tranche of the sale of a substantial part of AM's UK- and Philadelphia-based business to Aberdeen Asset Management PLC closed in

December and resulted in a reduction in invested assets of (euro) 18 billion. However, this was partly offset by the aforementioned positive factors, so that overall, PCAM's invested assets decreased by (euro) 7 billion during the fourth quarter 2005.

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION (AWM)

AWM had a very strong fourth quarter 2005. Underlying revenues were (euro) 1.1 billion, up 24% or (euro) 203 million versus the fourth quarter 2004. Portfolio/fund management revenues in AM increased 14%, primarily reflecting higher levels of performance fees particularly in Germany and Continental Europe as well as in the Hedge Fund and Real Estate businesses. In PWM, portfolio/fund management revenues increased 15% primarily reflecting strong performance increases in client portfolios and net inflows of invested assets. Brokerage revenues in PWM were up 12% versus the fourth quarter 2004, mainly due to a continued high demand for high-value products. In addition, transaction-based flow revenues increased as a result of improved market conditions. Loan/deposit revenues increased 30%, driven by higher volumes particularly in the margin loan business. Revenues from Other Products grew 171% to (euro) 190 million primarily due to higher gains from investments, particularly in the Real Estate business. Also included in revenues from other products in the fourth quarter 2005 were net gains of (euro) 39 million from the sale of businesses (Philadelphia-based Active Fixed Income business and a final payment related to the sale of the Scudder - Private Investment Counsel business in 2004).

The operating cost base was (euro) 787 million, up 4% or (euro) 30 million versus the fourth quarter 2004, driven by higher performance-related compensation and disposal-related costs.

AWM's underlying pre-tax profit was (euro) 243 million, one of the best quarterly results ever and an increase of 147% or (euro) 145 million versus the fourth quarter 2004. For the second successive quarter, underlying pre-tax profit was more than double the prior year equivalent quarter. For the full year 2005, underlying pre-tax profit was (euro) 736 million, up 50% or (euro) 246 million versus 2004.

In December 2005, AM completed the sale of a substantial part of its UK- and Philadelphia-based business to Aberdeen Asset Management PLC. Excluded from the sale was the Philadelphia-based High Yield business, which remains an integral part of AWM's global platform.

PRIVATE AND BUSINESS CLIENTS CORPORATE DIVISION (PBC)

PBC produced a record underlying result in the fourth quarter, despite higher operating costs and increased provision for credit losses.

Underlying revenues were (euro) 1.2 billion in the fourth quarter 2005, up 4% or
(euro) 48 million versus the very strong fourth quarter 2004 and an all-time record for PBC's quarterly underlying revenues. Loan/deposit revenues were up 8% versus the fourth quarter 2004, increasing for the fourth consecutive quarter, with robust growth in loan revenues reflecting PBC's strategy of growing consumer lending, while deposit revenues were essentially unchanged from the fourth quarter 2004 against a backdrop of continued pressure on margins. Portfolio/fund management revenues were up 22% versus the prior year fourth quarter reflecting the successful launch of "dbPrivatmandat", an investment management product line which considers individual investment goals of private customers. Revenues from Payment, account & remaining financial services decreased 14%, reflecting the very strong level of insurance brokerage revenues in the fourth quarter 2004 subsequent to a change in German tax law. Revenues from Other Products increased 46% versus the fourth quarter 2004, in part driven by asset and liability management activities.

For the full year 2005, PBC's underlying revenues were (euro) 4.7 billion, up 3% or (euro) 154 million. This was achieved despite modest GDP growth in Germany and Italy, PBC's core markets, as well as the aforementioned exceptional market conditions for insurance brokerage in Germany in 2004.

Provisions for credit losses were (euro) 99 million in the current quarter, up 28% versus the fourth quarter in 2004. For the full year, provision for credit losses amounted to (euro) 340 million versus (euro) 269 million in 2004. These increases reflect PBC's strategy of growth in consumer lending, and lower values realized on real estate collateral supporting distressed loans, especially in Germany.

The operating cost base in the fourth quarter was (euro) 864 million, up 2% or
(euro) 21 million versus the fourth quarter 2004. As a result of strict cost management PBC was able to continue its program of growth investments with only a relatively modest rise in costs. These growth investments include the launch of branch banking in India and the extension of the branch network in Poland, together with salesforce hirings in Germany, Italy and Spain during the second half of 2005.

Underlying pre-tax profit in the fourth quarter 2005 was (euro) 270 million, a 2% increase over the same quarter in 2004, and the best ever underlying quarterly result for PBC. For the full year 2005, underlying pre-tax profit of
(euro) 1 billion was slightly ahead of the record level in 2004.

CORPORATE INVESTMENTS GROUP DIVISION

Corporate Investments (CI) reported an underlying pre-tax loss of (euro) 30 million in the fourth quarter 2005, an improvement of (euro) 124 million in comparison to a loss of (euro) 153 million in the fourth quarter 2004. The underlying pre-tax gain for the full year 2005 was (euro) 37 million compared to an underlying pre-tax loss of (euro) 194 million in 2004.

CI's income before income taxes was (euro) 404 million in the fourth quarter 2005 compared to a loss before income taxes of (euro) 88 million in the fourth quarter 2004. The income before income taxes for the full year 2005 of (euro)
1.0 billion compares to an income before income taxes of (euro) 186 million for 2004 and included gains of (euro) 666 million from sales of part of the Bank's DaimlerChrysler AG stake, of which (euro) 330 million was realized in the fourth quarter 2005. Furthermore, the reduction of the Bank's stakes in EUROHYPO AG and HCL Technologies Ltd. contributed (euro) 44 million and (euro) 33 million respectively to the fourth quarter 2005 reported result.

CI's operating cost base was (euro) 47 million in the fourth quarter 2005 and
(euro) 149 million in the fourth quarter 2004. This decrease of (euro) 102 million was mainly related to the cost of eliminating excess space resulting from headcount reductions and the sale of businesses.

CONSOLIDATION & ADJUSTMENTS

Consolidation & Adjustments includes adjustments for differences between accounting methods used for management reporting and U.S. GAAP, as well as adjustments related to activities that are outside the responsibility of the business segments ("Corporate Items").

The loss before income taxes of (euro) 331 million in the fourth quarter 2005 was mainly due to provisions of (euro) 203 million for real estate fund investor compensation and additions to provisions of (euro) 121 million for legal exposure related to legacy events. In the fourth quarter last year, loss before income taxes of (euro) 138 million mainly reflected additions to provisions for legal exposure.

For the full year, Consolidation & Adjustments recorded a loss before income taxes of (euro) 516 million in 2005 compared to (euro) 302 million in 2004. The higher loss in 2005 was mainly due to the aforementioned provision for real estate fund investor compensation.

These figures are preliminary and unaudited. The Annual Report 2005 and Form 20-F will be published on 23 March 2006. For further details regarding the results, please refer to the 4Q2005 Financial Data Supplement which is either attached or available under www.deutsche-bank.de/ir/financial-supplements.

For further information, please contact:

PRESS AND MEDIA RELATIONS                        INVESTOR RELATIONS

+49 69 910 43800 (Frankfurt)                     +49 69 910 35395 (Frankfurt)
db.presse@db.com                                 +1 212 250 7125 (New York)
                                                 db.ir@db.com

An Analyst Meeting to discuss the 2005 financial results with Josef Ackermann, CEO, and Clemens Borsig, CFO, will take place in Frankfurt today, commencing at
2.00 p.m. CET.


TIME:                 2.00 p.m. - approx. 4.00 p.m. CET

SPEAKERS:             DR. JOSEF ACKERMANN,    Chief Executive Officer
                      DR. CLEMENS BOERSIG,    Chief Financial and Risk Officer

PHONE:                Germany:  + 49 69 589 990 507
(listen only)         U.K.:     + 44 207 1620 025
                      USA:      +   1 334 323 6201

PASSWORD:             Deutsche Bank / Analyst Meeting

WEBCAST (VIDEO):      www.deutsche-bank.com/ir/video-audio
(listen only)         - live and replay -

SLIDES:               www.deutsche-bank.com/ir/presentations
                      --------------------------------------
                      (available from 10.00 a.m. CET)

This Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include: the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our management agenda; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2005 in the section "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.